EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 (which is expected to be filed on or about May 24, 2012) of Parametric Sound Corporation (the “Company”), relating to the Company’s 2012 Stock Option Plan, of our report dated November 22, 2011 relating to the audits of the financial statements of the Company as of and for the years ended September 30, 2011 and 2010 included in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the Securities and Exchange Commission on November 22, 2011.  Our aforementioned audit report included an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
San Diego, California
May 24, 2012